FOIA Confidential Treatment

Has Been Requested by RTI International Metals, Inc.

Pursuant to 17 CFR 200.83

November 12, 2013

BY FACSIMILE AND EDGAR SUBMISSION - REDACTED

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. John Cash

Re:	RTI International Metals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-14437

Dear Mr. Cash:

Enclosed please find our response to the comment set forth in the letter dated October 11, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced document. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR in redacted form, and an unredacted copy has been sent by facsimile. Please note that the Company is providing a portion of its response pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response. The word “[Redacted*]” has been inserted in place of the portions so omitted.

Please promptly inform William T. Hull, by phone ((412) 893-0083) or facsimile ((412) 893-0027) of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Securities and Exchange Commission

November 12, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Date, page 37

Note 5 - Income Taxes, page 60

1.	We note your response to prior comment two from our letter dated August 16, 2013 as well as other supplemental information you furnished regarding your Canadian Subsidiary’s deferred tax assets and have the following additional comments

•	It appears to us that your response focuses on your current determinations and assumptions as to whether a tax valuation allowance is required. Please more fully address the positive evidence you considered at each annual balance sheet date beginning December 31, 2008 that supported your conclusion that a tax valuation allowance was not required given the significant negative evidence of cumulative historical losses in excess of three years. Your response also should specifically address the negative evidence during each fiscal year, such as the repeated delays in the production schedule for the Dreamliner, as well as the reasons for another year of net operating loss.

Through December 31, 2012, the Company’s Canadian subsidiary (“RTI Claro”) has generated losses totaling $159.0 million, resulting in an aggregate Canadian gross deferred tax asset of $41.4 million. Approximately $0.5 million of the Canadian tax loss carry-forwards expire in 2015, with the remainder expiring between 2026 and 2032. The table below summarizes the losses and the expiration periods by year:

Year	Taxable Loss	Expiration Date
2005	[Redacted*]	2015
2006	[Redacted*]	2026
2007	[Redacted*]	2027
2008	[Redacted*]	2028
2009	[Redacted*]	2029
2010	[Redacted*]	2030
2011	[Redacted*]	2031
2012	[Redacted*]	2032

Total	$159,037,639

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

2 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Our contemporaneous RTI Claro Deferred Tax Asset (“DTA”) Realization Memorandums for the balance sheets dated December 31, 2008, 2009, 2010, and 2011 are attached to this response as Exhibit A. Our December 31, 2008 memorandum referenced our memorandum dated August 19, 2008, therefore, the August 19, 2008 memorandum has also been provided. In interim periods, we continually monitored new orders and order cancellations in order to assess viability of the aircraft.

A summary of both the positive and negative evidence we considered at each balance sheet date is as follows:

Year Ended December 31, 2008 - Our Canadian net DTA, net of reversing temporary differences and uncertain tax positions, was $5.6 million at December 31, 2008 (refer to Exhibit A, Attachment 3 of the 2008 memorandum).

Positive Evidence: We considered the following positive evidence when assessing our Canadian net DTA for realizability:

•	[Redacted*]

•	our historical losses were not the result of unfavorable contract terms or unprofitable per unit production, but rather were the result of underutilization (less than [Redacted*] utilization) of our facility, which was built for full-rate production,

•	Boeing booked 93 orders for the 787 Dreamliner during 2008, increasing the total 787 Dreamliner backlog to 910 aircraft, or almost eight years of production,

•	[Redacted*],

•	the 20-year period to recover the Canadian net DTA,

•	we extended our contract with Boeing for an additional year [Redacted*],

•	RTI Claro would need to generate approximately $21.7 million of taxable income during the 20 year carry-forward period [Redacted*], and

•	[Redacted*]

Negative Evidence: We considered the following negative evidence when assessing our Canadian net DTA for realizability:

•	RTI Claro had four years of cumulative net operating losses totaling approximately [Redacted*],

•	Boeing’s second quarter 2008 announcement of a six-month delay in the first delivery of the 787 Dreamliner in order to strengthen the center wing box, and

•	Boeing’s fourth quarter 2008 announcement of a second six-month delay in the first delivery of the 787 Dreamliner due to a then-recent work stoppage and related assembly problems.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

3 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Conclusion: We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, in our judgment, at December 31, 2008, our unique facts and circumstances as outlined under our “positive evidence”, including the fact that [Redacted*], sufficiently mitigated the weight to be attributed to the cumulative losses. In addition, the negative impact of the program delays was mitigated by various facts, including the facts that [Redacted*], that the 787 Dreamliner remained a strong platform for future growth with almost eight years of production under contract, and that we extended our contract for an additional year with Boeing [Redacted*]. For these reasons among others, in our judgment, it was more likely than not that our Canadian net operating loss carry-forwards would be fully realizable, and therefore no valuation allowance was necessary at that point in time.

Year Ended December 31, 2009 – Our Canadian net DTA, net of reversing temporary differences and uncertain tax positions, was $13.9 million as of December 31, 2009 (refer to Exhibit A, Attachment 3 of the 2009 memorandum).

Positive Evidence: We considered the following positive evidence when assessing our Canadian net DTA for realizability:

•	The 787 Dreamliner successfully conducted its initial test flight in December 2009,

•	our historical losses were not the result of unfavorable contract terms or unprofitable per unit production, but rather were the result of underutilization (less than [Redacted*] utilization) of our facility, which was built for full-rate production,

•	In spite of the previously-announced program delays, Boeing’s order backlog remained strong at 851 aircraft, or over seven years of production, indicating no significant customer cancellations,

•	[Redacted*],

•	[Redacted*],

•	the 20-year period to recover the Canadian net DTA,

•	RTI Claro would need to generate approximately $49.4 million of taxable income during the 20 year carry-forward [Redacted*], and

•	[Redacted*]

Negative Evidence: We considered the following negative evidence when assessing our Canadian net DTA for realizability:

•	RTI Claro had five years of cumulative losses totaling approximately [Redacted*], and

•	in June of 2009, Boeing announced an indefinite delay of the 787 Dreamliner’s first flight in order to address a design weakness (as noted above, the 787 Dreamliner successfully conducted its first flight in December 2009).

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

4 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Conclusion: We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, similar to our conclusion in 2008, in our judgment, at December 31, 2009, our unique facts and circumstances outlined under our “positive evidence”, including the successful completion of the first test flight and the continued strong order backlog, sufficiently mitigated the weight to be attributed to the cumulative losses and the program delays. For these reasons among others, in our judgment, it was more likely than not that our Canadian net operating loss carry-forwards would be fully realizable, and therefore no valuation allowance was necessary at that point in time.

December 31, 2010 – Our Canadian net DTA, net of reversing temporary differences and uncertain tax positions, was $21.7 million as of December 31, 2010 (refer to Exhibit A, Attachment 3 of the 2010 memorandum).

Positive Evidence: We considered the following positive evidence when assessing our Canadian net DTA for realizability:

•	the 787 Dreamliner successfully conducted its first international test flight in July 2010,

•	our historical losses were not the result of unfavorable contract terms or unprofitable per unit production, but rather were the result of underutilization of our facility that was built for full-rate production,

•	we delivered [Redacted*] Pi Box Seat Track ship sets during the year,

•	in spite of the program delays, Boeing’s order backlog remained strong at 847 aircraft, or over seven years of production, indicating no significant customer cancellations,

•	[Redacted*]

•	the 20-year period to recover the Canadian net DTA,

•	we extended our contract with Boeing through a three-year extension through 2021, [Redacted*], and

•	RTI Claro would need to generate approximately $80.4 million of taxable income during the 20 year carry-forward period [Redacted*].

Negative Evidence: We considered the following negative evidence when assessing our Canadian net DTA for realizability:

•	RTI Claro had six years of cumulative losses totaling approximately [Redacted*],

•	in August 2010, due to a series of issues including supplier workmanship (unrelated to Pi Box seat track production) and engine availability, Boeing announced the first delivery of the 787 would occur during the first quarter of 2011, and

•	in November 2010, a test aircraft lost power upon approach as a result of an onboard electrical fire in a power distribution panel, which resulted in the test fleet being grounded. Boeing announced it was developing minor design changes to the power panel and related system software, resulting in a further six month delay in aircraft deliveries.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

5 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Conclusion: We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, similar to our previous conclusions in 2008 and 2009, in our judgment, at December 31, 2010, our unique facts and circumstances outlined under our “positive evidence”, including our delivery of the first [Redacted*] Pi Box Seat Track ship sets during the year and the successful completion of the 787 Dreamliner’s first international test flight, sufficiently mitigated the weight to be attributed to the cumulative losses and the program. For these reasons among others, in our judgment, it was more likely than not that our Canadian net operating loss carry-forwards would be fully realizable, and therefore no valuation allowance was necessary at that point in time.

December 31, 2011 - Our Canadian net DTA, net of reversing temporary differences and uncertain tax positions, was $27.5 million as of December 31, 2011 (refer to Exhibit A, Attachment 3 of the 2011 memorandum).

Positive Evidence: We considered the following positive evidence when assessing our Canadian net DTA for realizability:

•	in August 2011, the Federal Aviation Administration and the European Aviation Safety Agency certified the 787 Dreamliner for flight,

•	in September 2011, Boeing delivered the first 787 Dreamliner to All Nippon Airways, and the 787 Dreamliner flew its first commercial flight in October 2011,

•	we delivered [Redacted*] Pi Box Seat Track ship sets during the year, a 27% increase over the prior year,

•	Boeing’s order backlog remained strong at 857 aircraft, or over seven years of production, indicating no significant customer cancellations,

•	our historical losses were not the result of unfavorable contract terms or unprofitable per unit production, but rather were the result of underutilization of our facility, which was built for full-rate production,

•	[Redacted*]

•	the 20-year period to recover the Canadian net DTA, and

•	RTI Claro would need to generate approximately $102.2 million of taxable income during the 20 year carry-forward period [Redacted*].

Negative Evidence: We considered the following negative evidence when assessing our Canadian net DTA for realizability:

•	RTI Claro had six years of cumulative losses totaling approximately [Redacted*], and

•	during January 2011, in response to the November 2010 fire and power outage in one of the test aircraft upon approach, Boeing announced a six-month delay in delivery of the first aircraft to the third quarter of 2011, a projection which Boeing met.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

6 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Conclusion: We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, similar to our previous conclusions in 2008, 2009, and 2010, our unique facts and circumstances outlined under our “positive evidence”, including the certification of the 787 Dreamliner for flight, delivery of the first aircraft to a commercial customer, and the 27% increase in Pi Box Seat Track ship sets during the year, sufficiently mitigated the weight to be attributed to the cumulative losses and the program delays. For these reasons among others, in our judgment, it was more likely than not that our Canadian net operating loss carry-forwards would be fully realizable, and therefore no valuation allowance was necessary at that point in time.

December 31, 2012 - Our Canadian net DTA, net of reversing temporary differences and uncertain tax positions, was $33.3 million as of December 31, 2012 (refer to Exhibit A, Attachment 3 of the 2012 memorandum).

Positive Evidence: We considered the following positive evidence when assessing our Canadian net DTA for realizability:

•	Boeing delivered 46 aircraft during 2012,

•	we delivered [Redacted*] Pi Box Seat Track ship sets during the year, a 19% increase over the prior year,

•	Boeing’s order backlog remained strong at 799 aircraft (the decrease from the prior year represents the delivery of 46 aircraft and net cancellations of 12 aircraft), or over seven years of production, indicating no significant customer cancellations,

•	our historical losses were not the result of unfavorable contract terms or unprofitable per unit production, but rather were the result of underutilization of our facility, which was built for full-rate production,

•	[Redacted*]

•	the 20-year period to recover the Canadian net DTA, and

•	RTI Claro would need to generate approximately $123.7 million of taxable income during the 20 year carry-forward period [Redacted*].

Negative Evidence: We considered the following negative evidence when assessing our Canadian net DTA for realizability:

•	RTI Claro had seven years of cumulative losses totaling approximately $159.0 million.

Conclusion: We acknowledge that the guidance identifies cumulative losses as significant negative evidence that is difficult to overcome. However, similar to our previous conclusions in 2008, 2009, 2010, and 2011, our unique facts and circumstances outlined under our “positive evidence”, including the delivery of 46 aircraft to commercial customers and the 19% increase in Pi Box Seat Track ship sets during the year, sufficiently mitigated the weight to be attributed to the cumulative losses and the program delays. For these reasons among others, in our judgment, it was more likely than not that our Canadian net operating loss

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

7 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

carry-forwards would be fully realizable, and therefore no valuation allowance was necessary at that point in time.

Summary: While there were delays in aircraft production as noted above, we continually reviewed whether there were customer cancellations of significant size, which could put the 787 Dreamliner program or our projected profitability in jeopardy. Since net cancellations, as noted in the annual order backlog, were not sufficient in our judgment to jeopardize the viability of the 787 Dreamliner program, and the accumulated delayed production was to occur within the 20 year carry-forward period, we did not believe that a valuation allowance was necessary or appropriate, as the income from the production would still be within the carry-forward period. Said differently, we did not weigh the production delays heavily since they did not result in sufficient net cancellations by customers to call into question the viability of the 787 Dreamliner program. If there had been sufficient cancellations to put the entire 787 Dreamliner program at risk, our analysis and judgment would have been appropriately modified, and perhaps our ultimate conclusions would have been different.

•	We note the schedule of actual and forecasted production and operating results provided on page 3 of your response letter, including estimated amounts for each quarter of 2013. Please provide us the actual number of ship-sets delivered and the actual pre-tax income (loss) generated by your Canadian subsidiary during each of the first three quarters of 2013. Additionally, please provide us any revisions or updates of the projections you previously provided for forecasted deliveries and pre-tax income (loss) for the fourth quarter of 2013 and any subsequent period.

Our forecasted and actual deliveries and forecasted and actual pre-tax income through the quarter ended September 30, 2013, and an update of our forecasted deliveries and pre-tax income for the fourth quarter of 2013 and fiscal year 2014 are summarized below:

	Ship Set Deliveries		Pre-Tax Income (Loss)
	Forecasted	Actual	Forecasted	Actual
Q1, 2013
Q2, 2013
Q3, 2013		[Redacted*]
Q4, 2013
FY2014

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

8 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

•	Please reconcile your disclosure that forecasted pre-tax income related to your Canadian subsidiary is expected to be [Redacted*] on page 3 of your response letter with your disclosure of forecasted pre-tax income, excluding any potential extensions, of [Redacted*] on page 6 of your response letter. Please also reconcile these amounts with your disclosure of forecasted pre-tax income including estimated extension of [Redacted*] on page 6 of your response letter, specifically as it relates to the significant anticipated margin improvements that appear to be included in your projections.

The [Redacted*] of pre-tax income set forth on page 3 of our prior response letter relates directly to the pre-tax income generated by one contract, the Boeing 787 Pi Box Seat Track contract. All of the current long-term agreements currently in place with RTI Claro are forecasted to generate, on an aggregate basis, approximately [Redacted*] of pre-tax income. After offsetting approximately [Redacted*] of intercompany interest expected to be incurred between 2013 and 2020, we estimated [Redacted*] in pre-tax income for such contracts, which is the amount cited on page 6 of our prior response letter.

We noted that approximately [Redacted*] of pre-tax income is forecasted to be generated during the loss carry-forward period. This amount represents the pre-tax income forecasted to be generated by our current long-term agreements, as well as pre-tax income forecasted to be generated by the renewal of these agreements. The anticipated improvements in operating margin are primarily driven by leveraging higher sales across the current production assets and relatively flat SG&A costs. Our facility has already been built for full-rate production of a number of these programs, and as such, no additional capital is required for the organization to reach the higher production and sales levels at full-rate production.

•	Please supplementally provide us a schedule that shows your previous projections of production and pre-tax income (loss) as of each annual balance sheet date and currently, from the inception of the Boeing contract through 2013, and how the projections compared to your actual results. Include in your response the number of Dreamliner planes Boeing had in backlog at each earlier balance sheet date, and your basis for assuming after a start-up period a full capacity production rate of 10 per month throughout the term of the contract and beyond. We note that the current 850 Dreamliners in backlog is not sufficient to assure full production to December 31, 2021. In addition, please tell us how your future projections have been impacted by your historical results.

A summary of our previous projections of production and pre-tax income as of each annual balance sheet date from 2008 through 2012 is as follows:

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

9 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

			FY 2009		FY 2010		FY 2011		FY 2012		FY 2013
Balance Sheet Date	787 Order Backlog		Pre-Tax Income (Loss)	Ship Sets	Pre-Tax Income (Loss)	Ship Sets	Pre-Tax Income (Loss)	Ship Sets	Pre-Tax Income (Loss)	Ship Sets	Pre-Tax Income (Loss)	Ship Sets
Dec. 31, 2008	910
Dec. 31, 2009	851
Dec. 31, 2010	847		[Redacted*]
Dec. 31, 2011	857
Dec. 31, 2012	799
Actual Results	n/a	*

*	As of September 30, 2013, the 787 Dreamliner order backlog was 890 aircraft.

Our basis for assuming a full-capacity production rate of 10 ship sets per month throughout the term of the contract and beyond has been based on Boeing’s schedules, which have generally indicated a ramp to full-rate production of 10 ship sets per month shortly after initial startup, with an increase to 12 ship sets per month in the latter half of the current decade. [Redacted*] In further support of our assumptions on full capacity production beyond the current backlog of 890 aircraft, on October 23, 2013, Boeing announced they would pull forward the ramp to 12 aircraft per month to 2016, and to further increase the 787 Dreamliner’s production to 14 aircraft per month in 2020.

Our forecast of pre-tax income/loss on the Pi Box seat track production at full rate production has proven accurate, and the program began to turn a profit during the second quarter of 2013. Our actual performance has differed from our forecasted performance due to changes in Boeing’s production schedule that were outside of our control, and which had the impact of pushing our profit under the contract into later years, but still well within the carry-forward period. As Boeing is ramping up production and deliveries of the 787 Dreamliner, we did not forecast additional delays in the program.

•	We note in your 2011 RTI Claro Deferred Tax Asset Realization Memorandum, you refer to a tax planning strategy whereby you indicated [Redacted*]. We also note that this tax planning strategy does not appear in your 2012 RTI Claro Deferred Tax Asset Realization Memorandum or in your response letters. Please tell us if this is still a viable tax planning strategy or whether, and how, this strategy has changed. To the extent that this tax strategy remains, please provide us additional information regarding your intercompany debt and related interest expense, including if it is included in your current projections, and if so, what changes in the level of intercompany debt and interest expense are projected.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

10 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

Historically, RTI Claro maintained an intercompany loan from RTI International Metals, Inc. (a U.S. corporation), which carried an annually variable rate of interest. Due to tax rate differences between Canada and the U.S., the interest expense in Canada was benefitted at a lower tax rate than the rate at which the interest income recorded in the U.S. was taxed. As such, the arrangement created negative arbitrage between the two jurisdictions. We could have avoided this negative tax arbitrage and generated cash tax savings by converting the intercompany loan into equity in RTI Claro. Such a transaction was considered to be a potential tax planning strategy and was evaluated as additional positive evidence up until 2010.

In 2010, we restructured our intercompany loan arrangement, which eliminated the negative arbitrage identified above. As such, converting the loan into equity would no longer constitute a valid tax planning strategy, although unwinding the intercompany loan agreement is an action we could take and if we did, such action would increase pre-tax income at RTI Claro by approximately [Redacted*]. When completing our 2012 Canadian DTA Realization memo, we identified that the conversion of this loan was no longer a valid tax planning strategy and no longer treated it as such in our memo, and we should not have treated it as a tax planning strategy in our 2011 Canadian DTA Realization memo. However, despite its inadvertent inclusion in 2011, such a tax planning strategy was not necessary in 2011 (or in other prior periods for that matter) given the projected income within the carry-forward period.

•	Please provide us additional information regarding the terms of your contract with Boeing to be the single source supplier for the PAX Floor Pi Box Seat Track, including production and pricing provisions. In your response letters, you indicate that delays have had the “effect of pushing the profit that is embedded within the Boeing contract into later periods than originally anticipated” and you imply that you are assured of contract profitability. Please explain to us the provisions that you believe ensure profitability, and the basis for your assumptions that it will be sufficient to generate pre-tax income for the Canadian subsidiary. Please also address your expectations regarding a contract extension beyond 2021, including your success rate relative to other contract extensions with Boeing.

The contract with Boeing is a requirements contract [Redacted*] at a rate of up to 10 ship sets per month (one ship set represents all of the parts for one aircraft).1 We are the single source supplier for the Pi Box Seat Track for the first ten ship sets per month and have been since inception of the program. [Redacted*]

The Boeing contract was signed on November 7, 2007 and became effective January 1, 2008. The initial term was to run through December 31, 2017 but has been amended twice to extend the term of the contract.2 In addition to this course of conduct, Boeing is currently behind schedule in its delivery of 787s to its customers because of the numerous, well-documented delays in the program’s development. [Redacted*] In fact, Boeing has announced it plans to increase

[1]	[Redacted*]
[2]	The Boeing contract was extended through December 31, 2018 on September 12, 2008, and through December 21, 2021 on December 21, 2010.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

11 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

production from 10 ship sets to 12 ship sets per month in 2016 and 14 ship sets per month in 2020. [Redacted*].

•	Please tell us if and how your projections of pre-tax income through 2032 would be impacted if you are no longer the single source supplier for the PAX Floor Pi Box Seat Track after the contract with Boeing terminates in 2021.

Failure to maintain our status as single source supplier for the PAX Floor Pi Box Seat Track after expiration of our current contract with Boeing in 2021 would significantly impact our ability to fully realize the benefit of the Canadian net operating loss carry-forwards. Approximately [Redacted*] of the net operating loss carry-forwards are forecasted to be utilized in the 2022-2024 period immediately following the current contract expiration. If Boeing were to source the subsequent contract from multiple manufacturers, it would be more difficult to fully realize the benefit of the Canadian net operating loss carry-forwards.

If we determined it was more likely than not that our contract would not be extended, or that we would no longer be the single source supplier of this critical aircraft part for Boeing, we would re-evaluate our Canadian net operating loss carry-forwards to determine if it was more likely than not they would be fully realizable. Additionally, we would search out other business to ensure the Canadian facility remained profitable. However, for all the reasons stated above in the previous response, we continue to believe that our contract with Boeing will be extended on a sole-source supplier basis.

•	To the extent pretax income is expected to be generated from contracts other than Boeing PAX Floor Pi Box Seat Track contract during the projection period, please provide us with additional information about those contracts and how they are expected to add to projected pre-tax income.

RTI Claro has a number of contracts other than the Boeing 787 Dreamliner Pi Box contract, and we continue to win incremental, profitable production contracts to be sourced from RTI Claro. The following table identifies the other contracts and their currently forecasted pre-tax income during the projection period:

Customer	Description	Projected Pre-Tax Income (in millions)
[Redacted*]

•

We note in your 2012 RTI Claro Deferred Tax Asset Realization Memorandum, you refer to realistic forecasting methods based on your forecast for 2012. With the anticipated ramp-up to full production and given the delays you have previously experienced in your production schedule, please explain to us why you believe your projections for a 20 year period, assuming

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

12 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

full production during and subsequent to the term of the Boeing contract, have a reasonable basis based on your historical performance under the contract. Your response should address any sensitivity analysis performed around your projections. Also, tell us whether a 20 year projection period is the normal period for the company as a whole for other planning and budgeting purposes.

Our forecasts are based on Boeing’s actual purchase orders, most recent production forecast, and Boeing’s announced production rate increases. Given Boeing’s aggressive production ramp schedule, and the fact that in 2012 aircraft deliveries had started and the aircraft was at that time in commercial service, it was not appropriate at that time to risk-adjust our forecast for any further potential future delays, as it is not typical to see significant production delays after an aircraft has reached the stage of having entered commercial service. As such, we do not believe historical performance under the contract is a predictor of future performance under the contract.

When assessing sensitivity around our forecast, we performed the following sensitivity analyses to validate the realizability of our Canadian net operating loss carry-forwards:

•	We considered the amount of our forecasted renewal business that was needed to ensure we could fully realize the benefit of the Canadian net operating loss carry-forwards. Our analysis showed we needed to secure [Redacted*] of our projected renewal business to fully realize the benefit of the Canadian net operating loss carry-forwards.

•	We considered the minimum operating margin required on our current long-term agreements, assuming only the renewal of the Pi Box Seat Track contract with no increase in pricing or volume. Our analysis indicated we needed to generate an operating margin of approximately [Redacted*] on all production to fully realize the Canadian net operating loss carry-forwards, a rate that we believe is eminently achievable.

Our normal projection period for planning and budgeting purposes is five years; however, given the 20 year carry-forward period, we have forecasted the results of our Canadian subsidiary out to the expiration of the carry-forward period to determine the relationship between the final year of net operating loss usage and their expiration as well as the amount of pre-tax income in excess of the amount needed to utilize the net operating loss.

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

13 | RTI International Metals, Inc.

Securities and Exchange Commission

November 12, 2013

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.

Sincerely,

/s/ William T. Hull
Senior Vice President and Chief Financial Officer

cc:	Dale Welcome
Dawne S. Hickton
Chad Whalen, Esq.
Jennifer R. Minter, Esq.

Securities and Exchange Commission

November 12, 2013

Exhibit A

[Redacted*]

*	The Company has requested confidential treatment for the redacted portion of this Response under Rule 83, and will deliver a complete unredacted copy of this Response to its examiner at the Division of Corporate Finance.

15 | RTI International Metals, Inc.